Exhibit 21

Significant Subsidiaries of FirstEnergy Transmission, LLC

Name of Subsidiary	State of Incorporation or Organization	Percent of Equity Securities Owned	D/B/A
American Transmission Systems, Incorporated	Ohio	100% owned by FET	N/A
Mid-Atlantic Interstate Transmission, LLC	Delaware	100% owned by FET	N/A
Trans-Allegheny Interstate Line Company	Maryland	100% owned by FET	N/A